Filed by Primo Water Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-9

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 13, 2020, Billy D. Prim, Founder, Executive Chairman & Interim Chief Executive Officer of Primo Water Corporation (“Primo”), sent the following email message to employees of Primo:

Dear Primo Employees,

This morning we announced that Primo Water Corporation (Primo) will be acquired by Cott Corporation (Cott). Cott is a water and filtration service company that operates in 21 countries, reaching more than 2.5 million customers across North America and Europe in homes, workplaces, hotels, small and large retailers, and healthcare facilities. Cott is the parent company of DS Services, our nationwide Exchange bottling and distribution partner.

The combination will create a leading company in the water space. To signify this leading position, Cott will rebrand their corporate name to Primo Water Corporation. Cott has chosen to do this in part because we are well-known for great water solutions and sustainability – a strong testament to the hard work and dedication of the entire Primo team.

This move is designed to allow Primo and Cott, together as one company, to better serve our customers in delivering sustainable and healthy hydration solutions to more customers than either company could reach on its own. I believe Cott’s mission, culture, and values are highly compatible with Primo’s, and I am excited about our shared future.

Our acquisition by Cott will build on the strong partnership we have with DS Services, their largest subsidiary. Our successful history of collaboration and complementary business operations makes this decision a logical next step for Primo’s future and we will work hard to enable a smooth and seamless combination. We expect the transaction to close in the first quarter of 2020.

Today’s announcement means that we continue to build on our great history and success that you’ve been such an important part of, and we now look to a promising future embracing the full potential of both companies. You probably have many questions, and I will work hard to ensure you have as much information as possible in the coming months as we work closely with Cott to complete the acquisition. In the meantime, please continue to work, as you always have, to provide great products and experiences for our customers as we grow our North American water business.

You can learn more about today’s news by reading the press release here. Cott will also host a conference call this morning at 10:00 am EST. A live audio webcast will be available through Cott’s website at http://www.cott.com. If you have any questions, you can email them to PrimoCommunications@primowater.com. We will also have an All Hands meeting later today to answer key questions you may have.

Thank you for all you do to make Primo a success and I look forward to sharing more information with you as our integration takes place in the coming months.

Sincerely,

Billy D. Prim

Founder, Executive Chairman & Interim Chief Executive Officer

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.